UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 7, 2023 and November 9, 2023, Bit Origin Ltd (the “Company”) entered into securities purchase agreements with investors for the sale of 2,812,833 ordinary shares (the “Shares”) for gross proceeds of $3,994,222, pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, subject to the satisfaction of customary closing conditions. The price per share equals $1.42, which is 95% of the average daily closing trading price of the ordinary shares of the Company for a period of 20 consecutive trading days before November 3, 2023. The Company plans to use the process for working capital and general corporate purposes.

As of the date of this report, the closing conditions have not been satisfied and the Company has not issued any ordinary shares pursuant to the securities purchase agreements.

The form of the securities purchase agreement is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing descriptions of the terms of the securities purchase agreement do not purport to be complete descriptions of the rights and obligations thereunder and are qualified in its entirety by reference to such exhibit.

On November 22, 2023, the Company published a press release titled “Bit Origin Ltd Announces New Financing and Provides Business Plan Update”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
99.1	Press Release – Bit Origin Ltd Announces New Financing and Provides Business Plan Update, dated November 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2023	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board